Exhibit 99.1

GENFIT Announces Revenues and Cash Position as of December 31, 2022

– Cash, cash equivalents and current financial instruments totaled €140.2 million as of December 31, 2022.

Lille (France); Cambridge (Massachusetts, United States); Zurich (Switzerland); February 28, 2023 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs, today announced its cash position as of December 31, 2022 and revenues for 2022. 1 2

Financials

As of December 31, 2022, the Company’s cash, cash equivalents and current financial instruments amounted to €140.2 million compared with €258.8 million as of December 31, 2021. As of September 30, 2022, cash, cash equivalents and current financial instruments totaled €163.6 million.

The decrease in cash, cash equivalents and current financial instruments between September 30, 2022 and December 31, 2022 notably includes the payment of CHF2.4 million (€2.4 million) representing a net cash adjustment made at year end in accordance with the Versantis AG share purchase agreement, and related acquisition costs totaling €1.7 million.

The decrease in cash, cash equivalents and current financial instruments between December 31, 2021 and September 30, 2022 includes the payment of €24.0 million in January 2022 representing the VAT collected on the initial upfront payment received from Ipsen in December 2021, the disbursement of employee participation in the profits of GENFIT SA in May 2022 for a total of €0.6 million for the financial year 2021, and the initial consideration of CHF40.0 million (€41.9 million) for the acquisition of Versantis AG on September 29, 2022.

Revenues

Revenues for 2022 amounted to €20.2 million compared to €80.1 million for the same period in 2021.3

Of the €20.2 million in revenues for 2022, €15.9 million is attributable to the partial recognition of the €40.0 million deferred income described below. €1.0 million in revenue was generated from the services rendered by GENFIT to Ipsen in accordance with the Transition Services Agreement signed in 2022, which essentially outlines

1 Of the cash, cash equivalents and current financial instruments amount noted above as of December 31, 2022, there is a €4.5 million current financial instrument whose term is 180 days

2 Unaudited financial information under IFRS

3 Revenues as recognized under IFRS 15

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the scope of services to facilitate the transition of some activities related to the Phase 3 clinical trial evaluating elafibranor in Primary Biliary Cholangitis. €3.3 million was recognized as revenue in 2022 in accordance with the Inventory Purchase Agreement signed with Ipsen, pursuant to which Ipsen purchased inventory of elafibranor active pharmaceutical ingredient and drug product during the second half of 2022 with the prospect of transferring the conduct of the ELATIVE™ study to Ipsen.

Revenues for 2021 mainly resulted from the receipt of the €120 million upfront payment from Ipsen, out of which €80 million was recognized as 2021 revenue, and €40 million deducted as deferred revenue. The remainder will be gradually recognized as revenue following the completion of the ELATIVE™ double-blind study, in accordance with IFRS 15 and the terms of the strategic licensing and collaboration agreement with Ipsen on December 17, 2021.

Upcoming topline data readout for the Phase 3 ELATIVETM study

Topline data for our Phase 3 global trial ELATIVE™ evaluating elafibranor in patients with Primary Biliary Cholangitis is expected to be announced in the second quarter 2023.

Upcoming financial communications

The Company will release its full-year 2022 financial results on April 13, 2023. The 2022 Universal Registration Document, the 2022 Annual Financial Report (included in the 2022 Universal Registration Document), and the Annual Report on Form 20-F will be published by the end of April 2023.

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ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early- stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.

Its R&D pipeline covers six therapeutic areas via six programs which explore the potential of differentiated mechanisms of action, across a variety of development stages (pre-clinical, Phase 1, Phase 2, Phase 3). These diseases are acute on-chronic liver failure (ACLF), hepatic encephalopathy (HE), cholangiocarcinoma (CCA), urea cycle disorder (UCD), organic acidemia disorder (OAD) and primary biliary cholangitis (PBC). Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on NASH and ACLF.

GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. www.genfit.com

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s cash position and revenues, its projected cash consumption and availability of clinical data including the ELATIVETM top-line results. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, cost of, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, exchange rate fluctuations, potential synergies related to the acquisition of Versantis, our capacity to integrate its assets, develop its programs and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2021 Universal Registration Document filed with the AMF on April 29, 2022 under n° D.22-0400, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2021 Annual Report on Form 20-F filed with the SEC on April 29, 2022 and the 2022 Half-Year Business and Financial Report. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward- looking statements speak only as of the date of publication of this document. Other than as required by applicable

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law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel : + 33 3 20 16 40 00 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie BOYER – Press relations | Tel : + 33 3 20 16 40 00 |stephanie.boyer@genfit.com

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